Exhibit 99.2

TUANCHE LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2021	June 30, 2022
		RMB	RMB	US$
			(unaudited)	Note 2(d)
ASSETS
Current assets:
Cash and cash equivalents		63,461	32,184	4,805
Restricted cash		33,837	7,946	1,186
Accounts and notes receivable, net	3	47,951	40,416	6,034
Prepayment and other current assets, net	4	60,460	56,927	8,499
Total current assets		205,709	137,473	20,524
Non-current assets:
Property, equipment and software, net	5	3,467	2,092	312
Intangible assets, net	6	17,711	—	—
Operating lease right-of-use assets		5,104	11,725	1,750
Long-term investments		5,357	5,142	768
Goodwill		115,414	115,414	17,231
Other non-current assets		313	429	64
Total non-current assets		147,366	134,802	20,125
Total assets		353,075	272,275	40,649
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		29,577	13,182	1,968
Advance from customers		15,401	4,772	712
Salary and welfare benefits payable		39,870	36,330	5,424
Short-term borrowings		7,000	3,140	469
Other taxes payable		21,822	21,702	3,240
Current portion of deferred revenue		4,139	3,497	522
Short-term operating lease liabilities		2,589	4,309	643
Guarantee liabilities		4,073	1,617	241
Other current liabilities	8	27,313	25,665	3,832
Total current liabilities		151,784	114,214	17,051
Non-current portion of deferred revenue		98	59	9
Long-term borrowings		—	1,800	269
Deferred tax liability		5,451	5,451	814
Long-term operating lease liabilities		1,475	6,628	990
Other non-current liabilities		957	743	110
Total non-current liabilities		7,981	14,681	2,192
Total liabilities		159,765	128,895	19,243
Commitments and contingencies	11
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 252,501,213 shares outstanding as of December 31, 2021 ; US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 254,276,963 shares outstanding as of June 30, 2022		182	183	28
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2021 and June 30, 2022		35	35	5
Treasury stock (14,907,047 and 14,907,047 treasury stock as of December 31, 2021 and June 30, 2022, respectively)		(45,886)	(45,886)	(6,851)
Additional paid-in capital		1,231,135	1,236,179	184,557
Accumulated deficit		(983,645)	(1,039,811)	(155,240)
Accumulated other comprehensive loss		(7,408)	(7,320)	(1,093)
Total TuanChe Limited shareholders’ equity		194,413	143,380	21,406
Non-controlling interests		(1,103)	—	—
Total equity		193,310	143,380	21,406
TOTAL LIABILITIES AND EQUITY		353,075	272,275	40,649

The accompanying notes are an integral part of these condensed consolidated financial statements.

TUANCHE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	For the six months ended June 30,
		2021	2022
		RMB	RMB	US$
				Note 2(d)
Net revenues
Offline Marketing Services:
Auto shows		158,129	25,229	3,767
Special promotion events		1,911	429	64
Referral service for commercial bank		33,509	26,482	3,954
Online marketing services and others		19,778	37,071	5,535
Total net revenues		213,327	89,211	13,320
Cost of revenues		(51,390)	(16,955)	(2,531)
Gross profit		161,937	72,256	10,789
Operating expenses:
Selling and marketing expenses		(140,810)	(77,205)	(11,526)
General and administrative expenses		(30,643)	(26,933)	(4,021)
Research and development expenses		(17,722)	(12,374)	(1,847)
Total operating expenses		(189,175)	(116,512)	(17,394)
Loss from operations		(27,238)	(44,256)	(6,605)
Other income/(expenses):
Interest income, net		496	29	4
Foreign exchange loss		246	189	28
Loss from equity method investments		(220)	(215)	(32)
Impairment of long-term investment		(700)	—	—
Impairment of long-lived assets		—	(15,614)	(2,331)
Other income, net		4,304	3,701	553
Loss before income taxes		(23,112)	(56,166)	(8,383)
Income tax benefit		516	—	—
Net loss		(22,596)	(56,166)	(8,383)
Net loss attributable to the non-controlling interests		—	—	—
Net loss attributable to TuanChe Limited’s ordinary shareholders		(22,596)	(56,166)	(8,383)

Net loss		(22,596)	(56,166)	(8,383)
Other comprehensive (loss)/income:
Foreign currency translation adjustments		(874)	88	13
Total other comprehensive (loss)/income		(874)	88	13
Total comprehensive loss		(23,470)	(56,078)	(8,370)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders		(23,470)	(56,078)	(8,370)
Non-controlling interests		—	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	10	(0.07)	(0.18)	(0.03)
Weighted average number of ordinary shares
Basic and diluted	10	305,884,935	309,041,616	309,041,616

The accompanying notes are an integral part of these condensed consolidated financial statements.

TUANCHE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares				Treasury stock
	Number of		Number of						Accumulated
	Class A		Class B				Additional		other	TuanChe Limited
	Ordinary		Ordinary				paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	Total
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	(loss)/income	equity	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	265,384,415	181	55,260,580	35	(14,907,047)	(45,886)	1,221,339	(881,700)	(5,805)	288,164	(1,103)	287,061
Shares issuance for vested restricted shares	181,095	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	4,416	—	—	4,416	—	4,416
Net loss	—	—	—	—	—	—	—	(22,596)	—	(22,596)	—	(22,596)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(874)	(874)	—	(874)
Balance at June 30, 2021	265,565,510	181	55,260,580	35	(14,907,047)	(45,886)	1,225,755	(904,296)	(6,679)	269,110	(1,103)	268,007
Balance at December 31, 2021	267,408,260	182	55,260,580	35	(14,907,047)	(45,886)	1,231,135	(983,645)	(7,408)	194,413	(1,103)	193,310
Shares issuance for vested restricted shares	1,775,750	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	6,148	—	—	6,148	—	6,148
Acquisition of non-controlling interests	—	—	—	—	—	—	(1,103)	—	—	(1,103)	1,103	—
Net loss	—	—	—	—	—	—	—	(56,166)	—	(56,166)	—	(56,166)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	88	88	—	88
Balance at June 30, 2022	269,184,010	183	55,260,580	35	(14,907,047)	(45,886)	1,236,179	(1,039,811)	(7,320)	143,380	—	143,380

The accompanying notes are an integral part of these condensed consolidated financial statements.

TUANCHE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			Note 2(d)
Net cash used in operating activities	(40,260)	(55,372)	(8,268)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(694)	(116)	(17)
Cash paid for long-term investments	(1,500)	—	—
Cash received from maturity of time deposits	45,674	—	—
Cash received from disposal of long-term investments	5,400	—	—
Net cash generated from /(used in) investing activities	48,880	(116)	(17)
Cash flows from financing activities:
Cash received from borrowings	7,000	4,940	738
Repayments of short-term borrowings	—	(7,000)	(1,045)
Net cash generated from/(used in) financing activities	7,000	(2,060)	(307)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,127)	380	57
Net increase (decrease) in cash, cash equivalents and restricted cash	8,493	(57,168)	(8,535)
Cash, cash equivalents and restricted cash at beginning of the period	139,745	97,298	14,526
Including :
Cash and cash equivalents at the beginning of the period	109,916	63,461	9,474
Restricted cash at the beginning of the period	29,829	33,837	5,052
Cash, cash equivalents and restricted cash at end of the period	148,238	40,130	5,991
Including :
Cash and cash equivalents at the end of the period	126,150	32,184	4,805
Restricted cash at the end of the period	22,088	7,946	1,186
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(59)	(91)	(14)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	—	9,285	1,386

The accompanying notes are an integral part of these condensed consolidated financial statements.

1.Organization and Reorganization

TuanChe Limited (the “Company”) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group commenced operations through TuanChe Internet, a PRC company established by several PRC citizens in May 2012. TuanChe Internet holds an Internet Content Provider (“ICP”) license to operate Tuanche.com that provides internet information services to automobile manufacturers, car dealers and consumers.

The Group is primarily engaged in the operation of providing auto shows, special promotion events services, referral service for a commercial bank, online marketing services, subscription and support service, aftermarket promotion service, customer referral services and other related businesses in the People’s Republic of China (the “PRC” or “China”).

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Group conduct operations in the PRC partially through TuanChe Internet, Drive New Media, Internet Drive Technology and Tansuojixian, which are variable interest entities, or VIEs, and their subsidiaries, collectively referred to as consolidated affiliated entities. The Group have entered into a series of contractual arrangements, through TuanYuan, Sangu Maolu and Chema, or its WFOEs, with each of its VIEs and their respective shareholders, respectively. The series of contractual arrangements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs’ subsidiaries.

Risks in relation to the VIE structure

A significant part of the Company’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law of the PRC, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Foreign Investment Law of the PRC and its implementing regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

The Company’s ability to control the VIEs also depends on the Power of Attorney the shareholders has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Group’s business and operating licenses
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2021 and June 30,2022 and for the six months ended June 30, 2021 and 2022 were included in the accompanying condensed consolidated financial statements of the Group as follows:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,974	7,438
Amount due from the subsidiaries of the Group	91,767	98,138
Other current assets	29,100	44,705
Total current assets	125,841	150,281
Non-current assets:
Property, equipment and software, net	379	253
Long-term investments	5,357	5,142
Operating lease right-of-use assets	1,025	519
Total non-current assets	6,761	5,914
TOTAL ASSETS	132,602	156,195
Current liabilities:
Short term borrowings	4,000	1,140
Accounts payable	395	4,753
Advance from customers	4,321	4,170
Salary and welfare benefits payable	24,047	22,721
Other taxes payable	12,323	13,496
Short-term operating lease liabilities	1,025	519
Current portion of deferred revenue	4,139	3,497
Other current liabilities	3,816	5,052
Account due to subsidiaries of the Group	253,003	264,510
Total current liabilities	307,069	319,858
Long-term borrowings	—	1,800
Non-current portion of deferred revenue	98	59
Total non-current liabilities	98	1,859
TOTAL LIABILITIES	307,167	321,717

	For the six months ended June 30,
	2021	2022
	RMB	RMB
Net revenues	57,846	43,012
Net loss	(8,587)	(10,821)

	For the six months ended June 30,
	2021	2022
	RMB	RMB
Net cash (used in)/generated from operating activities	(23,095)	3,523
Net cash generated from investing activities	3,892	—
Net cash generated from/(used in) financing activities	4,000	(1,060)
Net (decrease)/increase in cash, cash equivalent and restricted cash	(15,203)	2,463

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB40.1 million and RMB40.1 million as of December 31, 2021 and June 30, 2022, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB163.5 million and RMB 101.9 million for the years ended December 31, 2020 and 2021, respectively and net losses of RMB 56.2 million for the six months ended June 30, 2022. Net cash used in operating activities were RMB88.9 million and RMB 92.3 million for the years ended December 31, 2020 and 2021, respectively and cash used in operating activities of RMB 55.4 million for the six months ended June 30, 2022. Accumulated deficit was RMB 1,039.8 million as of June 30, 2022. As of June 30, 2022, the Company had cash and cash equivalents of RMB32.2 million. The COVID-19 pandemic, especially the high cancelation rate of planned offline auto shows and the restricted regulation on the offline multi-person activities due to COVID-19, negatively impacted the Group’s business operations for the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes reducing the fixed labor cost, pursuing cooperation opportunities for electric vehicles industry and potential financing to improve the Group’s cash flow from operations and financing, and responding to the development of the COVID-19 pandemic. Currently, the various mutations of COVID-19, Omicron and Deltacron are spreading in many cities in mainland China and the local governments has taken strict prevention and control measures to reduce the flow of people and control the spread of the COVID-19. The Group cancelled significant number of planned offline auto shows during 2021 and did not plan to hold many offline auto shows during the six months ended June 30, 2022 in response to the local governments’ strict control, which has significantly impacted and may continue to impact the Group’s business, result of operations, financial condition and liquidity, and the Group will have to resort to additional costs cutting measures including implementation of furlough arrangements or reduction of fixed labor cost if the outbreak of COVID-19 and its impact persist or escalate.

If the Group fails to achieve these goals, the Group may need additional financing to execute its business plan. If additional financing is required, the Group cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Group may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

2.Significant Accounting Policies

a)Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended December 31, 2021 filed on April 29, 2022.

b)Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

c)Use of estimates

The preparation of the Group’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, provision for prepayment and other current assets, assessment for valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, impairment assessment on goodwill and long-lived assets, long-term investments, and initial measurement of guarantee liabilities at fair value.

d)Convenience Translation

Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss and condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6981 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

2.Significant Accounting Policies (Continued)

e)Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill as of December 31, 2021 and June 30,2021 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that the Group has one reporting unit within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount as of June 30, 2022. Therefore, management performed quantitative assessment and did not record any impairment loss for the six months ended ended June 30, 2022 as the fair value of the reporting unit is in excess of its carrying value.

If the Group reorganizes its reporting structure in a manner that changes the composition of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

f)Long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.RMB 15.6 million impairment charge related to long-lived assets was recognized for the six months ended June 30, 2022.

2.Significant Accounting Policies (Continued)

g)Revenue recognition

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

The Group determines revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when, or as, the Group satisfies a performance obligation

Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

Offline marketing services revenue

Auto shows revenue

The Group’s online website and offline infrastructure allow them to organize auto shows, which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group charges a fixed admission fee per auto show event from its industry customers for arranging, decorating and providing booth space at auto shows. The Group has identified one performance obligation for the transaction - providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As the Group has control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized on a straight-line basis over the period of the contract, which is usually from two days to four days, when the services are provided.

Special promotion events revenue

The Group provides integrated services to support auto dealers’ own special promotion events during a specific period. The services include event planning and execution, marketing, training and onsite coaching, etc. The Group charges a fixed service fee per special promotion event. The Group has identified one performance obligation as the individual service promised in service contracts are not distinct individually. As the Group has control of the service and discretion in establishing the price of the fee to auto dealers, it is considered to be a principal in accordance with ASC 606. The special promotion events revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

2.Significant Accounting Policies (Continued)

g)Revenue recognition (Continued)

Referral service for commercial bank revenue

In October 2019, the Group commenced its auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (i) referral services and (ii) periodic guarantee for the following time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed (the mortgage registration procedures should be completed within 120 days after the loan issuance) and (b) no overdue of more than 30 days for any of the first 3 monthly repayment. The referral service and periodic guarantee are two separate performance obligations that meet the criteria to be considered distinct, of which, referral services revenue is recognized at a point in time upon the delivery of the services and a guarantee liability is recorded at fair value at inception of the loans. Revenue from the periodic guarantee is recognized by a systematic and rational amortization method over the term of guarantee period.

Online marketing services and others

Online marketing services revenue

The Group’s online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services and (iii) marketing information services and (iv) demand-side platform services.

The Group commenced its live streaming promotion events services from the first quarter of 2020, holding promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. (“Tmall”), which aims at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group identified only one performance obligation that is to provide the industry customers with arranging, decorating and providing the platform for live show. The Group charges a fixed admission fee per live streaming promotion event from its industry customers. As the Group has control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events services revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

The Group also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. The Group identified only one performance obligation that is to provide referral service to Baidu.The Group charges Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. Revenue is recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

For the marketing information services, the Group generates consumers’ demand information through its online channels and provides to the industry customers upon consumers’ consent. The Group identified only one performance obligation that is to provide consumer’s demand information to the industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

2.Significant Accounting Policies (Continued)

g)Revenue recognition (Continued)

Other revenue

On January 13, 2020, the Company completed the acquisition of Longye, a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group’s multi-tenant software without taking possession of the software. The Group identified the only one performance obligation that is to provide integrated cloud services to industry customers. The Group initially records the subscription and support services fee as deferred revenue upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue is recognized on a straight-line basis over the period of the contract when the services are provided.

Starting from August 2021,the Group provides aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period. The Group identified one performance obligation that is to provide promotion support services to industry customers. The promotion support service revenue is recognized over the period of the contract when the services are provided.

Contract balances

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all auto show revenue and referral service for commercial bank revenue and SaaS revenue are recognized over time during the six months ended June 30, 2021 and 2022.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.

h)Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the condensed consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

2.Significant Accounting Policies (Continued)

h)Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its condensed consolidated balance sheet and under other expenses in its condensed consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2021 and June 30, 2022.

i)Concentrations and Risks

Advertising and promotional service provider

The Group relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support its operations during the six months ended June 30, 2021 and 2022. Total number of advertising and promotional service providers accounting for more than 10% is three and three for the six months ended June 30, 2021 and 2022, respectively.

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts and notes receivable. As of December 31, 2021 and June 30, 2022, all of the Group’s cash and cash equivalents and restricted cash were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

There were one and two customers whose receivable balances exceeded 10% of the total accounts receivable balances of the Group as December 31, 2021 and June 30, 2022, respectively.

2.Significant Accounting Policies (Continued)

j)Recently adopted accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In December 2019, the FASB issued ASU 2019-12, “Income taxes (Topic 740)—Simplifying the accounting for income taxes”, which simplified the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years for public companies. Early adoption is permitted. The Group adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the new standard.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies. The Group adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the new standard.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. The Group adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the new standard.

3.Accounts and notes receivables, net

Accounts and notes receivables are consisted of the following:

	December 31, 2021	June 30, 2022
	RMB	RMB
		(Unaudited)
Notes receivable	4,588	7,474
Accounts receivable	78,332	68,046
Less: allowance for doubtful accounts	(34,969)	(35,104)
Accounts receivable, net	47,951	40,416

The Group recognized the allowance for doubtful accounts of RMB4,495 and RMB135 for the six months ended June 30, 2021 and 2022, respectively.

4.Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2021	June 30, 2022
	RMB	RMB
		(Unaudited)
Deductible VAT	1,211	828
Deposits	7,640	9,029
Receivables due from third-party online payment platforms	6,533	5,856
Staff advances	1,306	2,520
Prepaid promotion expenses	49,614	42,208
Receivable from borrowers for the guarantee payment to commercial bank	10,208	13,845
Others	6,646	8,987
Less: provisions for prepayment and other current assets	(22,698)	(26,346)
Total prepayment and other current assets, net	60,460	56,927

The Group recognized provisions for prepayment and other current assets of RMB413 and RMB3,648 for the six months ended June 30, 2021 and 2022, respectively.

5.Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2021	June 30, 2022
	RMB	RMB
		(Unaudited)
Furniture and electronic equipment	5,307	5,307
Vehicles	243	243
Software	1,559	1,559
Leasehold improvement	5,080	5,080
Total property, equipment and software	12,189	12,189
Less: accumulated depreciation and amortization	(8,722)	(10,097)
Property, equipment and software, net	3,467	2,092

Depreciation expenses of property, equipment and software were RMB1.6 million and RMB1.4 million for the six months ended June 30, 2021 and 2022, respectively.

6.Intangible assets, net

The following table presents the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2021	June 30, 2022
	RMB	RMB
		(Unaudited)
Customer relationships	3,300	3,300
Trade names	4,822	4,822
Developed technology	17,833	17,833
Total Intangible assets	25,955	25,955
Less: accumulated amortization	(8,244)	(10,341)
impairment	—	(15,614)
Intangible assets, net	17,711	—

The Company acquired Longye on January 13, 2020 and identified the intangible assets of customer relationships, trade names and developed technology. The intangible assets are amortized using straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 3 to 10 years. Amortization expense were RMB2.1 million and RMB2.1 million for the six months ended June 30, 2021 and 2022, respectively. Impairment was nil and RMB 15.6 million for the six months ended June 30, 2021 and 2022, respectively.

7.Taxation

a)Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for TuanChe Internet, Tuan Yuan and Drive New Media, TuanChe Internet and Tuan Yuan have been reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2018 for a period of 3 years and renewed in 2021, are subject to a preferential income tax rate of 15% from 2018 to 2023. Drive New Media, has been confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2019 for a period of 3 years, is subject to a preferential income tax rate of 15% from 2019 to 2022.

7.Taxation (Continued)

a)Income taxes (Continued)

The following table presents the taxation recognized in unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended June 30, 2021 and 2022:

	For the six months ended
	June 30,
	2021	2022
Current tax	—	—
Deferred tax	516	—
Income tax expenses	516	—

The following table presents a unaudited reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the six months ended June 30, 2021 and 2022:

	For the six months ended
	June 30,
	2021	2022
	%	%
Statutory income tax rate of the PRC	25.0	25.0
Permanent differences	(1.2)	1.1
Change in valuation allowance	(16.8)	(24.1)
Effect of preferential tax rate	(3.8)	(0.8)
Others	(5.4)	(1.2)
Effective income tax rate	(2.2)	—

8.Other current liabilities

The following is a summary of other current liabilities as of December 31, 2021 and June 30, 2022:

	December 31, 2021	June 30, 2022
	RMB	RMB
		(Unaudited)
Professional service fee	5,643	4,885
Advertising expense payables	13,728	14,370
Promotional expense payables	4,571	3,577
Others	3,371	2,833
Total	27,313	25,665

9.Share-based Compensation

a)	Description of stock option plan and Share option replacement

In July 2012, the Group permits the grant of options of the Company to relevant directors, officers, other employees and consultants of the Company. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of four years.

The Group recognizes share-based compensation expenses in the condensed consolidated statements of operations and comprehensive loss based on awards ultimately expected to vest, after considering actual forfeitures.

9.Share-based Compensation (Continued)

a)	Description of stock option plan and Share option replacement (Continued)

The Company has replaced these share options with restricted shares for all employees and nonemployees on June 15, 2018.

In June 2018, the directors of the Company (the “Directors”) approved the TuanChe Limited Share Incentive Plan (the “Share Incentive Plan”). Under the Share Incentive Plan, 38,723,321 ordinary shares were issued to Best Cars for the restricted share awards at consideration of nil. Meanwhile, the incentive share options granted to employees and nonemployees of the Company were replaced by the restricted shares. As a result of the Share Incentive Plan, on June 15, 2018, a total of 15,473,653 share options of the Company were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company has recognized the incremental expenses immediately for those vested share options, the unvested portion will be recognized as expenses over the remaining vesting periods.

For the six months ended June 30, 2022, the Company has granted 1,500,000 restricted shares to its employees. The total fair value of RMB2.1 million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of restricted	Weighted-Average
	shares	Grant-Date Fair Value
		US$
Outstanding as of December 31, 2021	6,034,250	0.527
Granted	1,500,000	0.209
Forfeit	(24,500)	(0.976)
Vested	(1,775,750)	0.260
Outstanding as of June 30, 2022 (unaudited)	5,734,000	(0.525)

For the six months ended June 30, 2021 and 2022, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB4.4 million and RMB6.1 million, respectively.

As of June 30, 2022, there was RMB12.1 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 1.44 years.

10.Net Loss Per Share

As the Group incurred losses for the six months ended June 30, 2021 and 2022, the potential and restricted shares granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The following table sets unaudited forth the computation of basic and diluted net loss per share for the six months ended June 30, 2021 and 2022:

	For the six months ended June 30,
	2021	2022
Numerator :
Net loss attributable to TuanChe Limited’s shareholders	(22,596)	(56,166)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	305,884,935	309,041,616
Basic and diluted net loss per share attributable to TuanChe Limited’s shareholders	(0.07)	(0.18)

11.Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2021 and June 30, 2022.

12.Additional Information – Condensed Financial Information of the Parent Company

Unaudited condensed statements of operations and comprehensive loss:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
Operating expenses:
Selling and marketing expenses	(18)	—	—
General and administrative expenses	(3,366)	(2,950)	(440)
Total operating expenses	(3,384)	(2,950)	(440)
Interest income, net	202	55	8
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(19,667)	(53,527)	(7,991)
Others, net	253	256	40
Net loss	(22,596)	(56,166)	(8,383)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(1,603)	88	13
Total comprehensive loss	(24,199)	(56,078)	(8,370)

12.	Additional Information – Condensed Financial Information of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	41,811	10,106	1,509
Prepayment and other current assets	1,016	1,195	178
Receivables due from subsidiaries, VIEs and subsidiaries of VIEs	106,845	113,414	16,932
Total current assets	149,672	124,715	18,619
Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	52,139	27,482	4,103
Total non-current assets	52,139	27,482	4,103
TOTAL ASSETS	201,811	152,197	22,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other taxes payable	6,081	6,401	956
Other current liabilities	360	1,673	250
Total current liabilities	6,441	8,074	1,206
Non-current liabilities:
Other non-current liabilities	957	743	110
Total non-current liabilities	957	743	110
TOTAL LIABILITIES	7,398	8,817	1,316
SHAREHOLDERS’ EQUITY
Class A ordinary shares	182	183	28
Class B ordinary shares	35	35	5
Treasury stock	(45,886)	(45,886)	(6,851)
Additional paid-in capital	1,231,135	1,236,179	184,557
Accumulated deficit	(983,645)	(1,039,811)	(155,240)
Accumulated other comprehensive loss	(7,408)	(7,320)	(1,093)
TOTAL SHAREHOLDERS’ EQUITY	194,413	143,380	21,406
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	201,811	152,197	22,722

Unaudited condensed statements of cash flows:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
Net cash used in operating activities	(531)	(1,248)	(186)
Cash flows from investing activities:
Cash paid for investments in subsidiaries, VIEs and subsidiaries of VIEs	(6,463)	(31,769)	(4,743)
Cash received from maturity of time deposits	45,674	—	—
Net cash/generated from/(used in) investing activities	39,211	(31,769)	(4,743)
Cash flows from financing activities:
Net cash generated from financing activities	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(880)	1,312	196
Net increase/(decrease) in cash and cash equivalents	37,800	(31,705)	(4,733)
Cash and cash equivalents at the beginning of the period	46,501	41,811	6,242
Cash and cash equivalents at the end of the period	84,301	10,106	1,509

12.Additional Information – Condensed Financial Information of the Parent Company (Continued)

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and subsidiaries of VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed balance sheets as “Investments in subsidiaries, VIEs and subsidiaries of VIEs” and shares in the subsidiaries, VIEs and subsidiaries of VIEs’ loss are presented as “Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs” on the Condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ condensed consolidated financial statements.

13.Subsequent event

The Group has performed an evaluation of subsequent events through the date the financial statements were issued and has determined that there are no events that would have required adjustment or disclosure in the financial statements.